Exhibit 1.01
Shoals Technologies Group, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2025
The information in this Specialized Disclosure Report on Form SD (this “Report”) includes the activities of Shoals Technologies Group, Inc. (“we,” “us,” “our,” “Shoals,” or the “Company”) and its subsidiaries. Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, are referred to collectively as the “Rule.” Refer to the Rule for definitions of certain terms used in this report, unless otherwise defined herein.
A. Overview and Conclusion
Shoals is a leading provider of electrical balance of system (“EBOS”) solutions and components, including battery energy storage solutions (“BESS”) and Original Equipment Manufacturer (“OEM”) components, for the global energy transition market. EBOS encompasses all of the components that are necessary to carry the electric current produced by solar panels to an inverter and ultimately to the power grid.
This Report provides a description of the measures that the Company has taken to determine the origin of columbite-tantalite (also known as coltan), cassiterite, wolframite, gold and their derivatives tantalum, tin and tungsten (“conflict minerals” or “3TG”) that were necessary to the functionality or production of products that the Company may be deemed to have contracted to manufacture (the “Covered Products”) from January 1 to December 31, 2025 (the “Reporting Period”).
The Company’s due diligence efforts indicate that most of its responding suppliers do not source 3TG from the Democratic Republic of the Congo or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”), although a few suppliers have supplied 3TG originated from Covered Countries during the Reporting Period. As further described below, the Company has no reason to believe that the Covered Products were produced with 3TG sourced from smelters or refiners (“SORs”) that directly or indirectly financed or benefited armed groups within the Covered Countries.
B. In-scope Product Determination
The Company evaluated the application of the terms “manufacture” and “contract to manufacture” (as used in the Rule) as they relate to the Company’s products, including products over which the Company may have specific influence in the manufacturing process and so may be products the Company is deemed to have “contracted to manufacture.” A total of 21 suppliers were identified as providing Covered Products during the Reporting Period and were contacted as part of the Company’s conflict minerals due diligence process.
The Company’s due diligence steps indicate that most of its responding suppliers do not source 3TG from the Covered Countries, although certain suppliers reported that they have supplied 3TG originated from Covered Countries during the Reporting Period. As further described below, the Company has no reason to believe that the Covered Products were produced with necessary 3TG sourced from smelters or refiners (“SORs”) that directly or indirectly financed or benefited armed groups within the Covered Countries.
C. Reasonable Country of Origin Inquiry
The Company identified the suppliers of the Covered Products and conducted a good faith reasonable country of origin inquiry (“RCOI”).
The Company does not directly source minerals from SORs or mines. The supply chain is complex and there are intermediaries between the Company and mines from which participants in the supply chain source minerals. As a result, the Company must rely on its direct vendors and suppliers for information relating to the 3TG in the products sourced from them, who in turn often similarly rely on their own vendors and suppliers as they too are often far removed from the actual source of any 3TG. To seek to ensure the sanctity of our supply chain, the Company is in contact with its suppliers about conflict minerals and informs new suppliers about its Supplier Code of Conduct and conflict minerals policy to educate its suppliers regarding the relevant requirements and its due diligence expectations.
The Company’s RCOI consisted of multiple rounds of correspondence with its suppliers and vendors. We emailed the suppliers of our Covered Products requesting a signed Conflict Minerals Reporting Template (“CMRT”) or other declaration confirming whether the products they supplied during the Reporting Period contained any 3TG. For those who responded that the products supplied did not contain conflict minerals, we required no further action.
Suppliers who failed to respond to the initial request received regular reminders from our sourcing managers. The suppliers were urged to respond in a timely manner.
We received responses from 71% of our identified suppliers; three out of twenty-one suppliers indicated that their SORs source 3TG from Covered Countries. Of the three suppliers that indicated their respective SORs source 3TG from Covered Countries, it was noted that: all three have established a responsible minerals sourcing policy, which is available on the respective website; two of three require their respective direct suppliers to source 3TG from smelters whose due diligence practices have been validated by an independent third party; all three have implemented due diligence measures for responsible sourcing; all three conduct conflict mineral surveys of their respective relevant suppliers in accordance with IPC 1755; and all three review due diligence information from their respective suppliers against their own respective expectations, which includes corrective action management. As a result of the Company’s RCOI, we have no reason to believe that the Covered Products were produced with necessary 3TG sourced from SORs that directly or indirectly financed or benefited armed groups within the Covered Countries.
D. Due Diligence Process
1.    Supplier Code of Conduct
The Company has adopted a Conflict Minerals Policy Statement as part of its Supplier Code of Conduct and its Human Rights policy, both of which are posted at our website at: https://investors.shoals.com/governance/governance-documents.
2.    Supplier Engagement
We have instituted procedures for surveying the suppliers that we believe may potentially use 3TG in products they supply to us using the CMRT. Specifically, our Product and Sourcing teams produce a list of all Shoals products/parts that could contain 3TG. Next, our sourcing managers reach out to all the suppliers identified on the list requesting that they complete a CMRT or declaration. The Company then evaluates all responses for accuracy and consistency.
For this year’s report, we received responses from 71% of our identified suppliers. We have determined that seeking information about 3TG smelters and refiners in our supply chain by requesting the relevant suppliers to complete the CMRT represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.
3.    Reporting Annually on Supply Chain Due Diligence
The Company files a Form SD and Conflict Minerals Report each year with the SEC.
4.    Maintenance of Records
We retain relevant documentation in an electronic system for a period of not less than five years.

3